Exhibit 12.1

Flowers Foods, Inc.

Computation of Ratios of Earnings to Fixed Charges

(000’s Omitted, Except Ratio Amounts)

	Twenty- Eight Weeks Ended July 15, 2017	Fiscal Year
	2017	2016	2015	2014	2013	2012
Fixed Charges:
Interest expense	$20,061	$34,905	$26,815	$28,288	$28,875	$23,411
Interest portion of rent expense(1)	$17,261	$32,452	$29,028	$29,564	$30,100	$25,600
Total Fixed Charges	$37,322	$67,357	$55,843	$57,852	$58,975	$49,011

Earnings:
Income before income taxes	$161,965	$249,537	$293,031	$268,054	$322,373	$208,772
Plus: Fixed charges(2)	$37,322	$67,357	$55,843	$57,852	$58,975	$49,011
Earnings Available to Cover Fixed Charges	$199,287	$316,894	$348,874	$325,906	$381,348	$257,783
Ratio of Earnings to Fixed Charges	5.3	4.7	6.2	5.6	6.5	5.3

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.
(2)	Fixed charges represent gross interest expense plus the interest portion of rent expense.